                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2007



                           PETROCHINA COMPANY LIMITED


                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F  X   Form 40-F
                ---            ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes      No  X
          ---     ---


     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-      )
                                                 ------

     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's announcement regarding its acquisition of Risk Operation Service Business.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any of the contents of this announcement.


                          (PETROCHINA COMPANY LIMITED)
                               (CHINESE CHARACTER)
                           PETROCHINA COMPANY LIMITED

     (a joint stock limited company incorporated in the People's Republic of
                         China with limited liability)

                                (STOCK CODE: 857)

                              CONNECTED TRANSACTION
                               ASSETS ACQUISITION

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The Board wishes to announce that the Company has entered into the Acquisition
Agreement with CNPC on 23 August 2007, pursuant to which the Company has agreed to acquire the assets of the Risk Operation Service Business from CNPC. Upon completion of the Acquisition Agreement, the Company will pay consideration in the sum of RMB1,652,279,200 (approximately HK$1,700,225,600) to CNPC, representing the value of the net assets of the Risk Operation Service Business as at 31 December 2006. The parties will adjust the consideration by reference to the net assets generated by the Risk Operation Service Business for the period from 1 January 2007 to 31 August 2007 as shown in the management accounts.

CNPC is the controlling shareholder of the Company holding 88.21% of the issued share capital of the Company as at the date hereof. Pursuant to the Listing Rules, CNPC is a connected person of the Company and the Acquisition constitutes a connected transaction of the Company.

Since the applicable percentage ratios for the Acquisition are more than 0.1% but less than 2.5%, the Acquisition is only subject to the reporting and announcement requirements and is exempt from the independent shareholders' approval requirement under the Listing Rules.

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ACQUISITION AGREEMENT

DATE

23 August 2007

PARTIES

Vendor:       CNPC

Purchaser:    the Company

THE ACQUISITION

Subject to satisfaction of the conditions precedent under the Acquisition Agreement, the Company will acquire the net assets of the Risk Operation Service Business. The Risk Operation Service Business mainly comprises the risk operation service businesses of the Xinjiang Bureau and Tuha Petroleum primarily in the marginal oil reserve regions. The relevant assets include oil, gas and water wells, oil and gas processing stations, transportation facilities, ancillary buildings and other associated assets. The mining rights and the reserves in the marginal oil reserve regions in respect of the Risk Operation Service Business are owned by the Company. Prior to the Acquisition, the risk operation services provided by CNPC in respect of these reserves constituted continuing connected transactions of the Company. Please refer to the 2006 Annual Report of the Company and the circular of the Company dated 22 September 2005 for further details of these transactions.

CONSIDERATION

The Acquisition was negotiated and entered into on an arm's length basis and on normal commercial terms. Pursuant to the Acquisition Agreement, the Company will pay consideration in the sum of RMB1,652,279,200 (approximately HK$1,700,225,600) to CNPC, representing the value of the net assets of the Risk Operation Service Business as at 31 December 2006. The parties will adjust the consideration by reference to the net assets generated by the Risk Operation Service Business for the period from 1 January 2007 to 31 August 2007 as shown in the management accounts for that period. The Company will pay the consideration together with the adjustment to the consideration in cash to CNPC out of the internal resources of the Company. The adjustment to the consideration is expected to be determined in early September 2007 after the relevant accounts for the assets of the Risk Operation Service Business have been prepared and the consideration (after taking into account the adjustment to the consideration) will be payable by the Company to CNPC immediately thereafter in early September 2007.

In the event the net assets generated by the Risk Operation Service Business for the period from 1 January 2007 to 31 August 2007 as shown in the management accounts for that period is higher than the value of the net assets of the Risk Operation Service Business as at 31 December 2006, the Company shall pay such difference to CNPC and verse versa on a dollar for dollar basis. Whilst there is no upper limit set for the adjustment to the consideration, based on the information available to the Company, it does not anticipate that substantial adjustment will be required.

The above consideration was determined based on the valuation report as of 31 December 2006 prepared by China Enterprise Appraisals Company Inc., Beijing, an independent valuer. According to the valuer's report with valuation based on the cost method, as at 31 December 2006, the total value of the net assets of the Risk Operation Service Business to be acquired under the Acquisition is RMB1,652,279,200 (approximately HK$1,700,225,600).

The total value of the net assets of the Risk Operation Service Business as at 31 December 2006, audited by Zhongtianyun Accountants Limited (CHINESE CHARACTER), after adjustments made in accordance with IFRS, was RMB1,575,309,700 (approximately HK$1,621,022,500).

The unaudited net profits attributable to the assets of the Risk Operation Service Business for the financial year ended 31 December 2005 amounted to RMB460,940,000 (approximately K$474,320,000) were based on the management accounts of the assets of the Risk Operation Service Business prepared in accordance with the Generally Accepted Accounting Principles of the PRC. The audited net profits



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attributable to the assets of the Risk Operation Service Business for the financial year ended 31 December 2006 amounted to RMB369,040,000 (approximately HK$379,750,000) were also prepared in accordance with the Generally Accepted Accounting Principles of the PRC, after adjustment made in accordance with IFRS. As CNPC developed the relevant assets under the Risk Operation Service Business over a number of years in the past, the original purchase cost of these assets was unavailable.

CONDITIONS PRECEDENT TO COMPLETION OF THE ACQUISITION AGREEMENT

Completion of the Acquisition Agreement is subject to the satisfaction of certain conditions precedent, including:

(a) the Company having completed due diligence on the Risk Operation Service Business;

(b) the Company having obtained all necessary consents of the creditors and any other relevant third parties in connection with the transfer of the assets of the Risk Operation Service Business;

(c) there having been no material adverse change to the business operation and technical performance of the Risk Operation Service Business; and

(d) the representations, warranties and undertakings given by CNPC being true, accurate, complete and valid as at the date of completion.

As at the date of this announcement, all of the above conditions have been satisfied.

REASONS FOR THE ACQUISITION

The Company is principally engaged in the exploitation of oil and gas resources in China. The Board considers that the acquisition of the assets of the Risk Operation Service Business is in line with the development strategies of the Company.

The risk operation service business of the Company comprises the oil and gas exploitation and production operations commenced several years ago when the crude oil price was relatively low and the production volume, investment and cost pressure were relatively high, with a view to reduce the risk associated with the exploitation of marginal oil reserves of the Company and utilise the advantage of the cost-effectiveness of CNPC's engineering and technological services. In recent years, as oil price continues to rise and exploitation technologies continue to evolve, conditions have existed for the Company to expand such business, which are mainly manifested in: (i) the marginal oil reserve regions corresponding to the Risk Operation Service Business are able to produce stable oil output enabling more efficient exploitation for the Company;
(ii) the assets acquired will be deployed to reserves owned by the Company which enables the Company to achieve scientific, rational, continuous and efficient exploitation of its reserve resources; and (iii) the relevant business presents certain level of economic returns to the Company. In addition, upon completion of the Acquisition, the connected transactions between the Company and CNPC will be reduced by a certain extent.

RELATIONSHIP BETWEEN THE PARTIES AND CONNECTED TRANSACTION

CNPC is the controlling shareholder (as defined in the Listing Rules) of the Company holding 88.21% of the issued share capital of the Company. Pursuant to the Listing Rules, CNPC is a connected person of the Company and the Acquisition constitutes a connected transaction of the Company. Since the applicable percentage ratios for the Acquisition are more than 0.1% but less than 2.5% for the Group, the



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
Company is only subject to the reporting and announcement requirement and is exempt from the independent shareholders' approval requirement under the Listing Rules.

The Board (including the independent non-executive directors) considers that the terms of the Acquisition Agreement are on normal commercial terms and are fair and reasonable and in the interests of the Company and its shareholders as a whole.

INFORMATION ON THE GROUP

BUSINESS OF THE GROUP

The Group is principally engaged in petroleum and natural gas-related activities, including:

(a) the exploration, development, production and sale of crude oil and natural gas;

(b) the refining, transportation, storage and marketing of crude oil and petroleum products;

(c) the production and sale of basic petrochemical products, derivative chemical products and other petrochemical products; and

(d)  the transmission of natural gas and crude oil, and the sale of natural gas.

BUSINESS OF CNPC

The principal business activities of CNPC and its subsidiaries include a broad spectrum of upstream and downstream activities, domestic marketing and international trade, provision of operational services and technical support, and equipment manufacturing and supply. The group is also a major producer and supplier of petrochemical products.

DEFINITIONS

In this announcement, unless otherwise defined, the following terms shall have the following meanings:

"Acquisition"             the acquisition of the assets of the Risk Operation
                          Service Business from CNPC by the Company pursuant to the Acquisition Agreement the acquisition agreement

"Acquisition Agreement"   dated 23 August 2007 entered into between the Company
                          and CNPC in respect of the Acquisition

"Board" the board of directors of the Company, including the independent non-executive directors

"CNPC" China National Petroleum Corporation (CHINESE CHARACTER), a State-owned enterprise incorporated under the laws of the PRC and the controlling shareholder of the Company


"Company"                 PetroChina Company Limited, a joint stock limited
                          company incorporated in the PRC under the Company Law of the PRC, and listed on the Main Board of The Stock
                          Exchange of Hong Kong Limited with American depository shares listed on the New York Stock Exchange

"Group"                   the Company and its subsidiaries



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"IFRS"                    the International Financial Reporting Standards

"Listing Rules"           the Rules Governing the Listing of Securities on The
                          Stock Exchange of Hong Kong Limited

"PRC"                     the People's Republic of China

"Tuha Petroleum"          the Command Department of Tuha Petroleum Exploration
                          and Exploitation (CHINESE CHARACTER), an enterprise owned by the whole people (CHINESE CHARACTER) of CNPC in the Xinjiang Uygur Autonomous Region

"Risk Operation Service   the business in relation to the exploration and
Business"                 exploitation of oil and natural gas undertaken by the
                          Xinjiang Bureau and Tuha Petroleum primarily in the marginal oil reserves regions (CHINESE CHARACTER)

"Xinjiang Bureau"         Xinjiang Petroleum Administration Bureau (CHINESE
                          CHARACTER), an enterprise owned by the whole people
                          (CHINESE CHARACTER) of CNPC in the Xinjiang Uygur
                          Autonomous Region

"HK$" Hong Kong dollars, the lawful currency of Hong Kong Special Administrative Region, PRC

"RMB"                     Renminbi, the lawful currency of the PRC



                                                         By order of the Board
                                                      PETROCHINA COMPANY LIMITED
                                                              LI HUAIQI
                                                          Company Secretary

23 August 2007
Beijing, the PRC

As at the date of this announcement, the Board comprises Mr. Jiang Jiemin as the Chairman; Mr. Duan Wende as the executive director; Mr. Zheng Hu, Mr. Zhou Jiping, Mr. Wang Yilin, Mr. Zeng Yukang, Mr. Gong Huazhang and Mr. Jiang Fan as non-executive directors; and Mr. Chee-Chen Tung, Mr. Liu Hongru and Mr. Franco Bernabe as independent non-executive directors.

In this announcement, RMB has been translated into HK$ at the rate close to the date of the Acquisition Agreement of HK$1 = RMB0.9718 for reference purpose only.



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
                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            PetroChina Company Limited

Dated: August 24, 2007                      By:    /s/ Li Huaiqi
                                                   -----------------
                                            Name:  Li Huaiqi
                                            Title: Secretary to the Board